Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

June 30, 2023

Via Kiteworks

Ms. Jeanette Jackson
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. – Amendment No. 30 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Jackson:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 30 to LTSE's Form 1 Application, which constitutes the annual filing required under Securities Exchange Act Rule 6a-2(b). Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below.

Exhibit D	Narrative Response
Addendum D-1	LTSE Group, Inc. Unaudited Financial Statements for Fiscal Year 2022
Addendum D-2	LTSE Services, Inc. Unaudited Financial Statements for Fiscal Year 2022
Exhibit I	Narrative Response
Addendum I-1	LTSE Audited Financial Statements for Fiscal Year 2022
Exhibit K	
Exhibit M	
Exhibit N	

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

cc: Mr. James G. Buckley, Long-Term Stock Exchange, Inc.
Ms. Nawreen Sattar, Long-Term Stock Exchange, Inc.

Form 1
Page 1
Execution
Page

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

Date filed (MM/DD/YY): 06/30/23

OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ■ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
101 Greenwich St, STE 1502, New York, NY 10006

23007757

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
646-363-6286 (Telephone) N/A (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
James G. Buckley (Name) Chief Regulatory Officer (Title) (929) 837-1125 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Scott D. Fisher, Steptoe & Johnson LLP
1114 Avenue of the Americas
New York, NY 10036

7. Provide the date applicant's fiscal year ends: 12/31

8. Indicate legal status of applicant: ■ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/30/2023 (MM/DD/YY)

Long-Term Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature)

James G. Buckley, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2023 (Year) by Cristal Maria Garcia (Notary Public)

My Commission expires 12/4/2025 County of New York State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Cristal Maria Garcia
Notary Public, State of New York
Reg. No 01GA6 67877
Qualified in New York County
Commission Expires December 4, 2025

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

OMB APPROVAL	
OMB Number:	3235-0017
Expires:	March 31, 2025
Estimated average burden hours per response.	30.00

APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

B. EXPLANATION OF TERMS

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

OFFICIAL USE

OFFICIAL USE ONLY

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

EXHIBITS

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

EXHIBITS

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the membe,rparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the ' number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Attached as Addendum D-1 is the unaudited financial statement of LTSE Services, Inc. for the fiscal year ending 12/31/2022.

Attached as Addendum D-2 is the unaudited financial statement of LTSE Group, Inc. for the fiscal year ending 12/31/2022.

Addendum D-1

Unaudited financial statements of LTSE Services, Inc.

for the fiscal year ending 12/31/2022

LTSE Services, Inc.
Unaudited Balance Sheet
December 31, 2022
(dollars in thousands)

Assets	
Cash and cash equivalents	$ 113,248
Restricted cash	449
Accounts receivable	20
Interest and other receivables	392
Prepaid expenses and other	513
Note receivable for equity	3,374
Employee loans receivable	213
Due from affiliate	4,064
Notes and interest receivable due from affiliate	26,675
Total assets	$ 148,949
Liabilities and stockholders' deficit	
Liabilities	
Accounts payable	712
Accrued expenses	431
Total liabilities	1,143
Stockholders' deficit	
Common stock:	
Class A common stock; $0.0001 par value; 14,937,500 shares designated, 11,337,500 shares issued and outstanding	1
Class B common stock; $0.0001 par value; 153,500,000 shares designated, 11,456,634 shares issued and outstanding	1
Preferred stock:	
Founders convertible preferred stock; $0.0001 par value; 3,600,000 shares designated, 3,137,135 shares issued and outstanding	-
Series A-1 through A-7 convertible preferred stock; $0.0001 par value; 25,051,000 shares designated, issued and outstanding	3
Series B convertible preferred stock; $0.0001 par value; 25,138,371 shares designated, 24,738,371 shares issued and outstanding	2
Series C convertible preferred stock; $0.0001 par value; 35,630,354 shares designated, 24,828,340 shares issued and outstanding	2
Additional paid-in capital	195,427
Accumulated deficit	(47,631)
Total stockholders' deficit	147,806
Total liabilities and stockholders' deficit	$ 148,949

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Services, Inc.
Unaudited Statement of Operations
Year Ended December 31, 2022
(dollars in thousands)

Revenue	
Software	$ 1,567
Professional services	240
Intercompany agreements	4,064
	5,872
Operating expenses:	
Product costs	5,510
General and administrative	2,235
Legal	695
Employee compensation and benefits	7,433
Total operating expenses	15,872
Loss from operations	(10,000)
Other income:	
Interest income	2,180
Total other income	2,180
Net loss	$ (7,820)

Modified accrual basis - see accompanying note to unaudited financial statements.

<u>Note to Unaudited Financial Statements of LTSE Services, Inc.</u>
<u>December 31, 2022</u>

<u>Basis of Accounting</u>

<u>Stock-Based Compensation</u>
The unaudited balance sheet and statement of operations of LTSE Services, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation.

At December 31, 2022, awards granted on 25.9 million of the Company's shares were outstanding to employees, directors and advisors of both the Company and its affiliated entities, LTSE Group, Inc. and the Long-Term Stock Exchange, Inc. The awards vest over time. Awards to the Company's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entities would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2022, the Company had designated 15.9 million of its shares as available for potential future awards grants.

Employees, directors and advisors of the Company have also been granted stock-based compensation awards on shares of affiliate LTSE Group. At December 31, 2022, such awards on 11.2 million shares of LTSE Group, were outstanding. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

<u>Income Taxes</u>
The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

Addendum D-2

Unaudited financial statements of LTSE Group, Inc. for the fiscal year ending 12/31/2022.

LTSE Group, Inc. (Stand Alone)
Unaudited Balance Sheet
December 31, 2022
(dollars in thousands)

Assets		
Cash and cash equivalents	$	473
Prepaid expenses and other		179
Employee loans receivable		65
Notes receivable due from subsidiary		25,607
Investment in subsidiary		(32,072)
Total assets	$	(5,749)
Liabilities and stockholders' deficit		
Liabilities		
Accounts payable		6
Accrued expenses		22
Notes payable due to affiliate		26,675
Total liabilities		26,703
Stockholders' deficit		
Common stock: $0.00001 par value; 179,500,000 shares designated and 92,546,679 shares issued and outstanding at December 31, 2021		1
Additional paid-in capital		1,228
Accumulated deficit		(33,682)
Total stockholders' deficit		(32,452)
Total liabilities and stockholders' deficit	$	(5,749)

Modified accrual basis - see accompanying note to unaudited financial statements.

LTSE Group, Inc. (Stand Alone)
Unaudited Statement of Operations
Year Ended December 31, 2022
(dollars in thousands)

Employee compensation and benefits	$	326
Other operating expenses		275
Loss from operations		(601)
Other income (expense):		
Interest income		566
Interest expense		(594)
Loss on investment in subsidiary		(15,329)
Total other income (expense), net		(15,357)
Net loss	$	(15,958)

Modified accrual basis - see accompanying note to unaudited financial statements.

Note to Unaudited Financial Statements of LTSE Group, Inc.
December 31, 2022

Basis of Accounting

Stock-Based Compensation
The unaudited balance sheet and statement of operations of LTSE Group, Inc. (the Company) have been prepared on a modified accrual basis of accounting and do not reflect the effects of non-cash transactions in the form of stock-based compensation awards.

At December 31, 2022, awards granted on 21.2 million of the Company's shares were outstanding to employees, directors and advisors of the Company, its subsidiary Long-Term Stock Exchange, Inc. (Exchange), and the Company's affiliated entity LTSE Services, Inc. The awards vest over time. Awards to the Company's and Exchange's employees, directors and advisors would in many cases be accounted for as equity awards in accordance with FASB Accounting Standards Codification Topic (ASC) 718, while awards to employees, directors and advisors of the affiliated entity would generally be accounted for as liability awards under ASC 718. In addition, at December 31, 2022, the Company had designated 16.0 million of its shares as available for potential future awards grants.

Employees, directors and advisors of the Company and Exchange have also been granted stock-based compensation awards on shares of affiliate LTSE Services. At December 31, 2022, such awards on 3.8 million shares of LTSE Services were outstanding. These awards, which vest over time, would generally be accounted for as liability awards in accordance with ASC 718.

Income Taxes
The Company has operated at net losses since its inception and has accumulated tax loss carryforwards. As the tax benefit of such net operating losses is not more-likely-than-not to be realized, the Company has established a full valuation allowance against the net operating losses. Accordingly, there is no financial impact to the financial statements.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2023
Date as of which the information is accurate: June 30, 2023

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Attached as Addendum I-1 are the audited financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2022. Long-Term Stock Exchange, Inc. has no consolidated subsidiaries.

Addendum I-1

Audited Financial statements of Long-Term Stock Exchange, Inc. for the fiscal year ending 12/31/2022

LTSE

Financial Statements

Long-Term Stock Exchange, Inc.
Year Ended December 31, 2022
With Report of Independent Auditors

Long-Term Stock Exchange, Inc.

Financial Statements

Year Ended December 31, 2022

Contents

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Auditors

The Audit Committee and Members
Long-Term Stock Exchange, Inc.

Opinion

We have audited the financial statements of Long-Term Stock Exchange, Inc. (the Company), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in stockholder's deficit and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Building a better working world

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

June 28, 2023

Long-Term Stock Exchange, Inc.

Balance Sheet

(Dollars in Thousands, Except Par Value)

December 31, 2022

Assets		
Cash	$	924
Accounts receivable		283
Prepaid expenses		122
Total assets	$	1,329
Liabilities		
Accounts payable	$	375
Accrued expenses		1,057
Deferred revenue		580
Due to affiliate		4,064
Stock-based compensation liability		1,031
Notes payable and interest due to parent		25,606
Total liabilities		32,713
Stockholder's deficit:		
Class A common stock; $0.01 par value; 1,000 shares issued and outstanding at December 31, 2022		–
Additional paid-in capital		745
Accumulated deficit		(32,129)
Total stockholder's deficit		(31,384)
Total liabilities and stockholder's deficit	$	1,329

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Operations
(Dollars in Thousands)

Year Ended December 31, 2022

Revenue:	
Member fees	$ 320
Listing fees	800
Tape plan revenue	17
Regulatory fees	50
Total revenue	1,187
Cost of revenue:	
Regulatory fees	50
Total cost of revenue	50
Gross profit	1,137
Operating expenses:	
Legal and regulatory	2,116
Employee compensation and benefits	6,405
General and administrative	7,174
Total operating expenses	15,695
Loss from operations	(14,558)
Other expenses:	
Impairment	206
Interest expense	565
Total other expenses	771
Loss before provision for income taxes	(15,329)
Provision for income taxes	–
Net loss	$ (15,329)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Changes in Stockholder's Deficit
(Dollars in Thousands)

Year Ended December 31, 2022

	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2022	1,000	$ –	$ 57	$ (16,800)	$ (16,743)
Stock-based compensation	–	–	688	–	688
Net loss	–	–	–	(15,329)	(15,329)
Balance, December 31, 2022	1,000	$ –	$ 745	$ (32,129)	$ (31,384)

See accompanying notes.

Long-Term Stock Exchange, Inc.

Statement of Cash Flows

(Dollars in Thousands)

	Year Ended December 31, 2022
Operating activities	
Net loss	$ (15,329)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	228
Stock-based compensation expense	1,547
Changes in operating assets and liabilities:	
Accounts receivable	519
Prepaid expenses	(64)
Accounts payable	79
Deferred revenue	(540)
Accrued expenses	902
Due to affiliate	2,311
Accrued interest on notes payable to Parent	565
Net cash used in operating activities	(9,782)
Financing activities	
Proceeds from note payable to parent company	9,500
Net cash provided by financing activities	9,500
Net decrease in cash and cash equivalents	(282)
Cash and cash equivalents, beginning of year	1,206
Cash and cash equivalents, end of year	$ 924

See accompanying notes.

1. Nature of Operations

Long-Term Stock Exchange, Inc. (the Company) was incorporated in Delaware in 2017 and is a wholly-owned subsidiary of LTSE Group, Inc. (the Parent). Both entities are affiliated with LTSE Services, Inc. (the Affiliate), which was formerly LTSE Holdings, Inc. On May 10, 2019, the Securities and Exchange Commission (SEC) approved the Company's application to operate a new national securities exchange in the United States of America. The exchange commenced operations in the third quarter of 2020.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, based upon accounting principles generally accepted in the United States of America (U.S. GAAP).

Liquidity

The Chairman of the Board of Directors of the Parent has communicated the Parent entity's willingness, ability, and intent to continue to fund the Company's operations through an intercompany debt arrangement, as needed.

Intercompany Transactions

The Company has engaged in multiple transactions with both its Parent and Affiliate entities. The Company has properly disclosed transactions with both its Parent and Affiliate entities in these financial statements.

Use of Estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. These estimates are based on information available as of the date of the financial statements; therefore, actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents. As of December 31, 2022, cash and cash equivalents consist of cash deposited with a financial institution.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company maintained its cash and cash equivalents with one financial institution and such amounts exceeded federally insured limits. At December 31, 2022, the Company had a cash balance of $924 with the financial institution. The Company has not experienced any losses on its cash and cash equivalents.

The Company is subject to risks common to companies in the financial services industry including, but not limited to, new technological innovations and dependence on key personnel. There can be no assurance that the Company’s products or services will be accepted in the marketplace. Nor can there be any assurance that any future products or services can be developed or deployed at an acceptable cost and with appropriate performance characteristics, or that such products or services will be successfully marketed, if at all. These factors could have a materially adverse effect on the Company’s future financial results, financial position and cash flows.

Accounts Receivable

Accounts receivable represent listing fees, tape plan revenue, and regulatory fees receivable from listed companies, the U.S. market data plans, and member firms, respectively.

Property and Equipment

Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Property and equipment	5 years
Computer equipment	3 years

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

The Company's property and equipment had been fully depreciated as of December 31, 2022.

Revenue Recognition

Substantially all revenue presented on the statement of operations is considered to be revenue from contracts with customers. The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*. Revenue is recognized as the Company satisfies its performance obligations. The Company's significant revenue streams are described below.

Member Fees – For the year ended December 31, 2022, the Company recorded $320 of revenue related to Member Fees. Member Fees revenue represents revenue received from member firms of the Exchange. Pursuant to LTSE Rule 15.200, fees of $10 per member firm are assessed and collected annually. Revenue is recognized over the period of the contract, typically monthly, as the service is provided. At December 31, 2022, deferred revenue related to Member Fees was $310.

Listing Fees – For the year ended December 31, 2022, the Company recorded $800 of revenue from Listing Fees, earned from three listed customers. Listing Fees revenue is earned by the Company for providing listing services to companies listed on the Exchange. Pursuant to LTSE Rule 14.601, the Company charges an initial listing fee at the time of listing, and an annual fee for each year of continued listing based on the market capitalization of the listed company. All listing fees are billed upfront, and the performance obligations are satisfied over time, typically ratably over the contract period, as the customer receives and consumes the benefit provided by the Company. At December 31, 2022, deferred revenue related to Listing Fees was $270.

Tape Plan Revenue – As of December 31, 2022, the Company recorded $17 of revenue from Tape Plans. Tape Plan revenue represents revenue received from the U.S. market data plans, including the Unlisted Trading Privileges Plan (UTP), and the Consolidated Tape Association Plan (CTA). The U.S. market data plans oversee the collection, consolidation, and dissemination of real-time trade and quote information. Fees from the U.S. market data plans are collected by plan administrators monthly based on published fee schedules and distributed quarterly to the Plan Participants, principally the U.S. exchanges. The Company recognizes revenue in the period corresponding to the trade and quote activity to which the revenue relates.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

Regulatory Fees – For the year ended December 31, 2022, the Company recorded $50 of revenue from regulatory fees. Regulatory Transaction Fees represent Section 31 fees. Section 31 of the Securities Exchange Act of 1934 requires that the Exchange pay the Securities and Exchange Commission (SEC) a semiannual fee based on the aggregate dollar amount of certain sales of securities executed on the Exchange. Pursuant to LTSE Rule 15.110, and consistent with industry practice, the Regulatory Transaction Fees are collected from members based on rates set by the SEC. The Company records Regulatory Transaction Fees as revenues with a corresponding cost of revenue for Section 31 fees remitted to the SEC. As the Exchange is responsible for the ultimate payment to the SEC, it is considered the principal in these transactions and therefore regulatory fees are recorded at gross.

Stock-Based Compensation

The Company estimates the fair-value based measure of each stock option grant on the grant date using the Black-Scholes-Merton option-pricing model (the "BSM Model"). Compensation cost is expensed over the expected life or term of the grant. The BSM Model requires the Company to make several assumptions, including implied volatility, expected term, dividend yield, and forfeiture rate.

Given the Company's limited history, the Company used comparable companies' calculated historical volatility to estimate the Company's expected volatility.

The Company employs the "simplified method" as finalized in the SEC's Staff Accounting Bulletin No. 110 (SAB 110) with respect to estimating the expected life of its stock option compensation to its employees and external advisors. The simplified method allows companies that do not have sufficient historical experience with grants and grantees to provide a reasonable basis for their options' expected life. The simplified method estimates expected term of an option by averaging vesting period and contractual life of each option.

The risk-free interest rate assumption is based on published interest rates for United States Treasury zero-coupon issues with a remaining term approximately equal to the expected life assumed at the date of grant appropriate for the terms of the Company's stock options granted.

The dividend yield assumption is based on the Company's history and expectation of no dividend payouts.

2. Summary of Significant Accounting Policies (continued)

The Company accounts for forfeitures of granted stock options when they actually occur.

Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby deferred tax asset and liability account balances are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. A valuation allowance is established when management estimates that it is more likely than not that deferred tax assets will not be realized. Realization of deferred tax assets is dependent upon future pretax earnings, the reversal of temporary differences between book and tax income, and the expected tax rates in future periods.

The Company is required to evaluate the tax positions taken in the course of preparing its tax returns to determine whether tax positions are more-likely-than-not to be sustained by the applicable tax authority. Tax benefits of positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount that is initially recognized.

Recently Adopted Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. (ASU) 2019-12, "Income Taxes – Simplifying the Accounting for Income Taxes (Topic 740)." This guidance removes certain exceptions to the general principles in ASC 740 such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation and calculating income taxes in interim periods. The standard also simplifies accounting for income taxes under U.S. GAAP by clarifying and amending existing guidance, including the recognition of deferred taxes for goodwill, the allocation of taxes to members of a consolidated group and requiring that an entity reflect the effect of enacted changes in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The Company adopted ASC 2019-12 effective January 1, 2022. The adoption did not result in any cumulative effect of change to beginning retained earnings and did not result in a material impact to the financial statements.

(Dollars in Thousands)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. ASU No. 2016-13 revises the accounting requirements related to the measurement of credit losses and requires organizations to measure all expected credit losses for financial assets based on historical experience, current conditions, and reasonable and supportable forecasts about collectability. Assets must be presented in the financial statements at the net amount expected to be collected. For private companies, the ASU is effective for fiscal years beginning after December 15, 2022. The Company does not anticipate the adoption of the new standard will have a material impact on its financial statements and related disclosures.

Subsequent Events

Management of the Company has evaluated events and transactions subsequent to December 31, 2022, for potential recognition or disclosure in the financial statements. The Company did not have subsequent events that required recognition or disclosure in the financial statements for the year ended December 31, 2022. Subsequent events have been evaluated through June 28, 2023, the date the financial statements became available to be issued.

3. Notes Receivable

Consolidated Audit Trail LLC was formed in response to SEC Rule 613 which requires the Self-Regulatory Organizations (SROs) to build a comprehensive database and audit trail of all order and trade data in equities and options activity in U.S. markets.

The Company provided non-interest-bearing notes receivable to Consolidated Audit Trail LLC of $206 during the year ended December 31, 2022. Due to the uncertainty concerning the ultimate repayment under the notes, the Company is treating the notes as impaired. The impairment of the notes provided during 2022 is reflected as other expense in the accompanying statement of operations. The cumulative amount of all notes to date treated as impaired was $209 as of December 31, 2022.

(Dollars in Thousands)

4. Property and Equipment

Property and equipment consisted of the following:

Computer equipment	$	682
Accumulated depreciation		682
	$	–

Depreciation expense was $228 for the year ended December 31, 2022. All property and equipment has been fully depreciated as of December 31, 2022.

5. Related-Party Transactions

Statement of Operations

The Company recorded the following transactions involving related parties on the statement of operations for the year ended December 31, 2022:

Interest expense – Parent	$	565
Stock-based compensation expense – Parent		2
Stock-based compensation expense – Affiliate		1,545
Management fees – Affiliate		4,064

Interest expense relates to the notes payable to the Parent. See Note 6.

Stock-based compensation expense – Parent relates to options to purchase LTSE Group, Inc. common stock issued to employees of the Company under the Parent's equity incentive plan. Stock-based compensation expense – Affiliate relates to options to purchase LTSE Services, Inc. common stock issued to employees of the Company under the Affiliate's equity incentive plan. Both amounts are included in the statement of operations as employee compensation and benefits expense.

Management fees represent fees the Company pays to the Affiliate entity for administrative, technology, and sales and marketing services, and are included in the statement of operations as general and administrative expenses.

(Dollars in Thousands)

5. Related-Party Transactions (continued)

Balance Sheet

Accruals on the balance sheet due to related parties as of December 31, 2022, consisted of the following:

Notes payable and other due to Parent	$	25,610
Due to Affiliate		4,064

The amount due to Parent represents notes payable to such Parent, accrued interest on the notes, and $3 of other miscellaneous items relating to tax payments. See Note 6 for more information regarding the notes payable due to Parent.

The amount due to Affiliate represents unpaid management fees for operational services rendered to the Company.

6. Notes Payable

Prior to the year ended December 31, 2022, the Company's Parent, LTSE Group, Inc. entered into four promissory note agreements with LTSE Services, Inc., the Affiliate, between May 2019 and September 2021, allowing the Company to draw up to $17,500 in loan proceeds from LTSE Services, Inc. through the Parent, LTSE Group, Inc. All draws bear interest at an annual rate of 3% and principal plus all unpaid and accrued interest is due three years subsequent to the receipt of the requested funds. The Company had drawn down $15,040 relating to these notes as of December 31, 2021, and drew an additional $1,500 during 2022. In March 2022, the Company extended the May 2019 note to six years.

In March and October 2022, the Company's Parent entered into two additional $5,000 promissory note agreements with the Affiliate of the Company. Under these 2022 Note Agreements, the Company is allowed to draw a total of up to $10,000 in loans from the Affiliate through the Parent. All draws bear interest at an annual rate of 3%, and principal plus all unpaid and accrued interest is due three years subsequent to the receipt of the requested funds. The Company drew down $8,000 under the 2022 Note Agreements during the year ended December 31, 2022.

(Dollars in Thousands)

6. Notes Payable (continued)

At December 31, 2022, all notes payable due to Parent were due to be repaid between September 2023 and July 2026. Debt maturities were as follows at December 31, 2022:

2023	$	2,990
2024		7,050
2025		13,500
2026		1,000

Subsequent to December 31, 2022, the Company has drawn down the remaining $2,000 against the 2022 Note Agreements, has executed a March 2023 Note Agreement in the amount of $5,000, and has drawn $5,000 against this Note Agreement.

As of December 31, 2022, total accrued and unpaid interest was recorded as due to affiliate and amounted to $1,066. Interest expense recorded in the year ended December 31, 2022, was $565 (see Note 5).

7. Stockholder's Deficit

The Company is authorized to issue up to 1,000 shares of common stock. All outstanding common stock has been issued to the Parent entity.

8. Stock-Based Compensation

Employees, directors and external advisors of the Company are issued options to purchase common stock in the Parent and Affiliate entities, and the Company records corresponding stock-based compensation expense over the options' expected terms.

Parent Entity Employee Stock-Based Compensation

In 2019, the Parent entity established the 2019 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Parent's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; and (iii) the option exercise price (which shall not be less than 100% of the fair market

(Dollars in Thousands)

8. Stock-Based Compensation (continued)

value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four- to ten- year period. The options are accounted for as equity awards in accordance with ASC 718, *Compensation – Stock Compensation*. The associated expense has been recorded within the accompanying statement of operations as employee compensation and benefits and as an increase to additional paid-in capital.

Stock-based compensation expense related to options in the Parent entity for the year ended December 31, 2022 was $2 and, as of December 31, 2022, unamortized stock-based compensation totaled $41 with a weighted-average remaining life of 9.2 years.

The total fair value of stock options vested during the year ended December 31, 2022, was $8. The weighted-average fair value per share of options issued in the year ended December 31, 2022 was $0.04. Below is a summary of option activity throughout the year.

	Number of Options	**Weighted Average Exercise Price per Option**
Outstanding as of December 31, 2021	2,669,386	$ 0.013
Granted	1,668,717	0.035
Exercised	75,000	0.013
Forfeited	461,705	0.013
Expired	–	–
Outstanding as of December 31, 2022	3,801,398	0.023
Options vested as of December 31, 2022	1,219,276	$ 0.013

(Dollars in Thousands)

8. Stock-Based Compensation (continued)

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	–%
Expected volatility	37%
Expected term (in years)	7.23
Risk-free interest rate	2.28%

The fair value of options on grant date is also based on fair value per common share of the Parent. The subjective inputs to estimate the fair value per common share include the enterprise value of the Parent based on a market multiples approach, volatility based on management identified guideline companies, risk free rate of return based on market information, and marketability discount based on risk free rate at expected liquidity date. An options pricing model was utilized to allocate equity value across share classes. Where possible, management uses historical or observable market inputs to establish these assumptions.

Affiliate Entity Employee Stock-Based Compensation

In 2016, the Affiliate entity established the 2016 Stock Plan, which provides for the grant of incentive stock options, non-statutory stock options, and restricted stock to employees and advisors of all affiliated entities. The Affiliate's Board of Directors has the authority to approve the employees and non-employees to whom options are granted and determine the terms of each option, including: (i) the number of shares of common stock subject to the option; (ii) when the option becomes exercisable; (iii) the option exercise price (which shall not be less than 100% of the fair market value of the common stock as of the date of the grant for incentive and non-statutory stock options or less than 110% of the fair value for stockholders owning greater than 10% of all classes of stock). Options are exercisable over periods not to exceed ten years (five years for incentive stock options granted to holders of 10% or more of all classes of stock) from the date of grant. Generally, options vest over a four to ten year period. The options are accounted for as liability instruments in accordance with ASC 718. The expense associated with the options has been recorded within the accompanying statement of operations as employee compensation and benefits. The Company remeasures the fair value of the options at each reporting period and the balance is recorded as a liability to recognize the potential obligation of the Company to the option grantees. It is the Company's expectation, however, that these awards will be settled through the issuance of common shares in the Affiliate.

(Dollars in Thousands)

8. Stock-Based Compensation (continued)

Stock-based compensation expense related to options in the Affiliate entity for the year ended December 31, 2022 was $1,545 and, as of December 31, 2022, unamortized stock-based compensation totaled $2,283 with a weighted-average remaining life of 8.53 years.

The total fair value of stock options vested during the year ended December 31, 2022 was $1,736. The weighted-average fair value per share of options issued in the year ended December 31, 2022 was $1.15. Below is a summary of option activity throughout the year.

	Number of Options	Weighted Average Exercise Price per Option
Outstanding as of December 31, 2021	2,669,385	$ 0.520
Granted	1,668,717	1.151
Exercised	75,000	0.617
Forfeited	463,704	0.610
Expired	–	–
Outstanding as of December 31, 2022	3,799,398	0.786
Options vested as of December 31, 2022	1,686,475	$ 0.362

The assumptions used under the Black-Scholes-Merton option-pricing model and the weighted average calculated value of the options granted to employees of the Company are as follows:

Dividend yield	–%
Expected volatility	80%
Expected term (in years)	5.75
Risk-free interest rate	3.93%

The fair value of options on grant date is also based on fair value per common share of the Affiliate. The subjective inputs to estimate the fair value per common share include the enterprise value of the Affiliate based on a market multiples approach, volatility based on management identified guideline companies, risk free rate of return based on market information, and marketability

(Dollars in Thousands)

8. Stock-Based Compensation (continued)

discount based on risk free rate at expected liquidity date. An options pricing model was utilized to allocate equity value across share classes. Where possible, management uses historical or observable market inputs to establish these assumptions.

9. Income Tax

The Company recorded no current or deferred income tax expense or benefit for the year ended December 31, 2022, for federal or state tax purposes. The effective tax rate was 0% in 2022, which differs from the current federal statutory rate of 21% due to valuation allowances.

Significant components of the Company's deferred income tax assets and liabilities are as follows:

Net operating losses and credit carryovers	$	5,046
Capitalized research and development		780
Organization and start-up costs		768
Research and other credits		311
Reserves and accruals		460
Fixed assets and other		42
Total deferred		7,407
Valuation allowance		(7,407)
Total deferred tax assets		–
Total net deferred tax asset	$	–

At December 31, 2022, the Company had net operating loss carryforwards for federal and state income tax purposes of $22,310 and $5,106, respectively, available to reduce future income subject to income taxes. While the federal net operating loss carryforwards do not expire, state net operating loss carryforwards will begin to expire in 2040. A full valuation allowance has been established against the net operating loss carryforwards, as the Company has determined that it is not more-likely-than-not that it will realize the benefits from future pretax earnings or the reversal of deferred tax liabilities.

9. Income Tax (continued)

The Company, within its combined tax filing with its Parent, files income tax returns in the U.S. federal jurisdiction and various state, local, and foreign jurisdictions. With exceptions for a few state and local jurisdictions, the Company is no longer subject to U.S. federal, state, local, or non-U.S. income tax examinations by tax authorities for years ended prior to December 31, 2018. The Company has not identified any uncertain tax positions.

10. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of business. The Company is not currently party to any legal proceeding the outcome of which, if determined adversely to the Company, would individually or in the aggregate, have a material adverse effect on its business, financial condition, or cash flows.

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Exhibit K

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

As of June 28, 2023:

Long-Term Stock Exchange, Inc. ("LTSE") is 100% owned by LTSE Group, Inc., a privately-held corporation. The following persons beneficially own approximately 5% or more of LTSE Group, Inc. as of the date of this Exhibit:

Full legal name	**Title or Status**	**Date title or status was acquired**	**Approximate ownership interest**	**Control person**
TSB Sanctuary LLC	Stockholder	June 22, 2022	12.6%	No
Eric Ries	Executive Chair of the Board and Stockholder	May 7, 2019	10.5%	Yes
Founders Fund-related entities	Stockholder	May 7, 2019	10.3%	No
Collaborative-related entities	Stockholder	May 7, 2019	6.1%	No

Exhibit M

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.

Long-Term Stock Exchange, Inc.
Date of filing: June 30, 2023
Date as of which the information is accurate: June 30, 2023

Exhibit N

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

The information required under this exhibit is kept up to date and is available to the Commission and the public upon request.